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   This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer is made solely by the Offer to Purchase, dated June 14, 2000 and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from, or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Invensys Holdings Limited
       may take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of
           Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Invensys Holdings Limited by
           one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.


                      NOTICE OF OFFER TO PURCHASE FOR CASH
                          ALL OUTSTANDING COMMON SHARES


                                       OF

                                BAAN COMPANY N.V.

                                       AT

                            EURO 2.85 NET PER SHARE

                                       BY

                            INVENSYS HOLDINGS LIMITED

                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                                  INVENSYS PLC

         Invensys Holdings Limited, a private limited company organized under the laws of England and Wales ("Offeror"), and an indirect wholly owned subsidiary of Invensys plc, a public limited company organized under the laws of England and Wales ("Parent"), is offering to purchase all outstanding common shares, par value NLG 0.06 per share ("Shares"), of Baan Company N.V., a corporation organized under the laws of The Netherlands ("Baan" or the "Company"), at a purchase price of euro 2.85 per Share, net to the seller in cash, without interest ("Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Each holder of U.S. Registered Shares (as defined below) will receive all cash payments pursuant to the Offer in U.S. dollars unless the holder elects to receive all such payments in euros.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 3:00 PM, AMSTERDAM TIME (9:00 AM, NEW YORK CITY TIME), ON THURSDAY, JULY 13, 2000, UNLESS THE OFFER IS EXTENDED.

         THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER THAT NUMBER OF SHARES WHICH WOULD, WHEN ADDED TO THE SHARES PREVIOUSLY ACQUIRED BY OFFEROR, PARENT AND THEIR SUBSIDIARIES, REPRESENT AT LEAST 95% OF THE OUTSTANDING SHARES (SUCH CONDITION, THE "MINIMUM CONDITION"). As of June 12, 2000, Offeror, Parent and their subsidiaries own approximately 46,306,293 Shares, representing approximately 17.3% of the outstanding Shares. The Offer is also subject to other terms and conditions described in the Offer to Purchase, which shareholders of the Company should carefully consider. The term "Expiration Date" means 3:00 p.m., Amsterdam time (9:00 a.m., New York City time), on Thursday, July 13, 2000, unless and until Offeror (subject to the terms of the Offer Agreement (as defined below)) shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Offeror, shall expire.

         The Offer is being made pursuant to the offer agreement, dated May 31, 2000 between Parent, on behalf of itself and two subsidiaries (then intended to be formed) and the Company (the "Offer Agreement"). Subsequent to entering into the Offer Agreement, Parent on behalf of the contemplated subsidiaries, assigned the rights and obligations of those subsidiaries under the Offer Agreement to Offeror. The Offer Agreement is more fully described in the Offer to Purchase.

         Any holder of Shares who does not tender its Shares will continue to be a shareholder of the Company following consummation of the Offer until such time, if any, as Parent, Offeror and their subsidiaries acquire 95% of the outstanding Shares and subsequently obtain an order pursuant to a statutory buy out procedure under Dutch law (the "Statutory Buy Out Procedure") or until such shareholder otherwise disposes of its Shares. As soon as Parent, Offeror and their subsidiaries hold for their own account at least 95% of the issued share capital of the Company, Offeror intends to institute proceedings against the minority shareholders (the "Minority Shareholders") in order to force the Minority Shareholders to transfer their Shares to Offeror. Because the Statutory Buy Out Procedure would require a court proceeding and possibly expert valuation, receipt of funds could be substantially delayed, and the price paid in the Statutory Buy Out Procedure may be more or less than the Offer Price. Those shareholders of the Company who do not tender their Shares pursuant to the Offer are not entitled to receive consideration for their Shares from Offeror at any time subsequent to the consummation of the Offer unless Offeror effects the Statutory Buyout Procedure or otherwise agrees to acquire such holders' Shares in accordance with applicable law. In addition, Offeror currently intends, after completion of the Offer, to cause the effectuation by the Company and one or more Dutch subsidiaries of Parent of a legal merger pursuant to Dutch law.

         EACH OF THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD OF BAAN, HAS UNANIMOUSLY APPROVED THE OFFER AND DETERMINED THAT THE TERMS OF THE OFFER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES IN THE OFFER.

         For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Offeror and not withdrawn, if and when Offeror gives oral or written notice to Morgan Guaranty Trust Company of New York (the "U.S. Depositary") or ABN Amro Bank N.V. (the "Dutch Depositary" and, together with the U.S. Depositary, the "Depositaries") of Offeror's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositaries, which will act as agents for tendering shareholders for the purpose of receiving payment from Offeror and transmitting payment to tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY OFFEROR, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

         Payment for U.S. Registered Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the U.S. Depositary of (i) certificates for such U.S. Registered Shares or timely confirmation of the book-entry transfer of such U.S. Registered Shares into the U.S. Depositary's account at The Depository Trust Company pursuant to the procedures set forth under "Procedure for Tendering Shares--For Holders of U.S. Registered Shares" in the Offer to Purchase, (ii) a Letter of Transmittal (or a facsimile thereof) properly completed and duly executed with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal. "U.S. Registered Shares" means Shares held in certificated form and registered in the shareholders' registry in New York City, for which Morgan Guaranty Trust Company of New York serves as the transfer agent and registrar. Payment for tendered Shares which are not U.S. Registered Shares ("Dutch Shares") accepted pursuant to the Offer will be made only after timely receipt by the Dutch Depositary of the documents described under "Acceptance for Payment and Payment for Shares--Payment for Dutch Shares" in the Offer to Purchase.

         If by the Expiration Date any or all conditions to the Offer have not been satisfied or waived, Offeror reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Offer Agreement and to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and Dutch law, to (i) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders,
(ii) waive all the unsatisfied conditions and, subject to complying with the terms of the Offer Agreement and the applicable rules and regulations of the SEC and Dutch law, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (iii) extend the Offer and, subject to the right of shareholders to withdraw Shares until such extension of the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended and, on the extended Expiration Date, subject to satisfaction or waiver of the conditions of the Offer Agreement and the applicable rules and regulations of the SEC and Dutch law, then accept for payment and pay for all Shares validly tendered prior to such extension of the Expiration Date or (iv) amend the Offer. The Offer Agreement provides that, so long as the Offer Agreement is in effect and the Offer conditions are not satisfied on any scheduled Expiration Date of the Offer, then, provided that all such conditions could reasonably be expected to be satisfied within 30 days after the then scheduled Expiration Date, Parent and Offeror shall extend the Offer. Any extension, amendment or termination of the Offer will be followed as promptly as practicable, but in any event in accordance with applicable law, by public announcement thereof. In the case of an extension, Rule 14e-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any announcement will also comply with the Listing and Issuing Rules of Amsterdam Exchanges N.V. and the SER-Besluit Fusiegedragsregels 1975.

         Offeror reserves the right to transfer or assign, in whole or from time to time in part, to a wholly owned subsidiary of Parent, the right to make the Offer and/or to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Offeror of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

         Tenders of Shares made pursuant to the Offer are irrevocable, except that tenders of Shares pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted by Offeror pursuant to the Offer, may also be withdrawn at any time after August 13, 2000 (or such later date as may apply if the Offer is extended), in each case to the fullest extent permitted by the U.S. Exchange Act and the rules and regulations promulgated thereunder and applicable Dutch law and according to the procedures described in the Offer to Purchase. For a withdrawal of a tender of U.S. Registered Shares to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the U.S. Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares for which the tender is to be withdrawn, the number of Shares for which the tender is to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the U.S. Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the U.S. Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the Shares for which the tender is to be withdrawn, in which case a notice of withdrawal will be effective if delivered to the U.S. Depositary by any method described in the second sentence of this paragraph. For the procedures for the withdrawal of a tender of Dutch Shares refer to the section of the Offer to Purchase entitled "Withdrawal Rights--For Holders of Dutch Shares". All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, whose determination will be final and binding. Any Shares for which the tender has been properly withdrawn will thereafter be deemed not to have been validly tendered for the purposes of the Offer. Shares for which the tender has been at any time withdrawn on or prior to the Expiration Date may be retendered on or prior to the Expiration Date by following the procedures described under "Procedure for Tendering Shares" in the Offer to Purchase.

         The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the U.S. Exchange Act is contained in the Offer to Purchase and is incorporated therein by reference.

         Offeror may, subject to certain conditions, provide a subsequent offering period of from three business days to 20 business days in length following the purchase of Shares on the Expiration Date (the "Subsequent Offering Period"). Offeror currently intends to provide a Subsequent Offering Period of at least three business days and, if Offeror owns less than 95% of the outstanding Shares following expiration of the initial Offering Period and the purchase of all Shares tendered pursuant to the Offer during that period and the first three business days of the Subsequent Offering Period, Offeror will extend the Subsequent Offering Period until the earlier of (i) 20 business days after the Expiration Date and (ii) the time at which Parent, Offeror and their subsidiaries become the owners of at least 95% of the outstanding Shares so that a Statutory Buy Out Procedure can be effected. A Subsequent Offering Period is an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer during which shareholders may tender Shares that had not been previously purchased in the Offer. A Subsequent Offering Period is not an extension of the Offer, which already will have been completed.

         To the extent possible, the Company is providing Offeror with its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed by Offeror to record holders of Shares and will be furnished by Offeror to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholders list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

         THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BY SUCH HOLDERS OF SHARES BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

  Questions and requests for assistance or for copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery or other related materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Offeror's expense. Except as set forth in the section of the Offer to Purchase entitled "Fees and Expenses," neither Offeror nor Parent will pay any fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Offeror upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

                     The Information Agent for the Offer is:

                             D. F. KING & CO., INC.

                                 77 Water Street
                          New York, New York 10005-4495
         In the United States and Canada Call Toll Free: (800) 848-3409

                     All Others Call Collect: (212) 269-5550

June 14, 2000